Exhibit 3.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:11 PM 08/15/2005
FILED 04:11 PM 08/15/2005
SRV 050673001 - 3593968 FILE

CERTIFICATE
FOR RENEWAL AND REVIVAL OF CHARTER
OF
SUNCOAST NATURALS, INC.

Suncoast Naturals, Inc., a corporation organized under the laws of Delaware, the Certificate of Incorporation of which was filed in the office of the Secretary of State on the twenty-first day of November, 2002 and recorded in the office of the Recorder of Deeds for New Castle County, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal, and revival of its charter, and hereby certifies as follows:

FIRST: The name of the corporation is Suncoast Naturals, Inc.

SECOND: The address of its registered agent in the State of Delaware is Suite 804, 1220 N. Market Street in the city of Wilmington, County of New Castle. The name of its registered agent at such address is Registered Agents, Ltd.

THIRD: The date when the restoration, renewal, and revival of the charter of this company is to commence is 02/29/04, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of the corporation is to be perpetual.

FOURTH: This corporation was duly organized and carried on the business authorized by its charter until 03/01/04 at which time its charter became inoperative and Voided for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

In testimony whereof, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension, and restoration of charters, the last and acting Secretary of Suncoast Naturals, Inc. has hereunto set his hand to this certificate on this ninth day of August, 2005.

Will J Rilly
Last and Acting Secretary

WILLIAM J. REILLY
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